FILING PURSUANT TO RULE 424(B)(2)

REGISTRATION STATEMENT NO. 333-59318

PROSPECTUS SUPPLEMENT NO. 6

(TO PROSPECTUS DATED AUGUST 29, 2003)

1,275,711 SHARES

CV THERAPEUTICS, INC.

COMMON STOCK

You should read this prospectus supplement and the accompanying prospectus carefully before you invest. Both documents contain information you should consider carefully before making your investment decision.

We are offering an aggregate of 1,275,711 shares of our common stock to Acqua Wellington North American Equities Fund, Ltd. pursuant to our common stock purchase agreement with Acqua Wellington, at an average price of $19.597 per share, pursuant to this prospectus supplement. The total purchase price for all of these shares is $25,000,000. We will receive net proceeds from the sale of these shares of approximately $24,940,000 after deducting our estimated offering expenses of approximately $60,000, including the placement agent fee of $50,000 paid to Reedland Capital Partners, an institutional division of Financial West Group, Member NASD/SIPC, in connection with this offering. As permitted by our purchase agreement with Acqua Wellington, for this offering we agreed with Acqua Wellington to shorten the draw down pricing period for this draw down and increase the call option amount limit for any trading day during the pricing period.

Acqua Wellington is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended. Acqua Wellington has informed us that it intends to use Carlin Equities Corp. as the broker-dealer for sales of any shares of common stock on the Nasdaq National Market. Carlin Equities Corp. is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.

Our common stock is quoted on the Nasdaq National Market under the symbol “CVTX.” The offering price of these shares was established with reference to the volume weighted average prices of our common stock on the Nasdaq National Market for the period beginning January 19, 2005 and ending February 1, 2005, less a discount of 4.8% per share.

We intend to use the net proceeds from the sale of the common stock offered by this prospectus supplement for general corporate purposes, which may include funding research, development and product manufacturing, development of clinical trials, preparation and filing of new drug applications, product commercialization, increasing our working capital, reducing indebtedness, acquisitions or investments in businesses, products or technologies that are complementary to our own, and capital expenditures.

We expect to issue the shares to Acqua Wellington on or about February 3, 2005. On February 1, 2005, the last reported sale price of our common stock on the Nasdaq National Market was $21.32 per share. As of February 1, 2005, we had 34,670,648 shares of common stock outstanding.

INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. SEE “ RISK FACTORS” BEGINNING ON

PAGE 1 OF THE ACCOMPANYING PROSPECTUS AND PAGE S-1 OF THIS PROSPECTUS SUPPLEMENT.

You should rely only on the information provided or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front of these documents.

NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE DATE OF THIS PROSPECTUS SUPPLEMENT IS FEBRUARY 2, 2005.

Before you decide whether to purchase any of our securities, in addition to the other information set forth or incorporated by reference in this prospectus supplement, you should carefully consider the risk factors set forth below, as the same may be updated from time to time by our future filings under the Securities Exchange Act. For more information, see the section entitled “Incorporation by Reference” on page 8 of the accompanying prospectus.

RISK FACTORS

We expect to continue to operate at a loss and may never achieve profitability.

We have experienced significant operating losses since our inception in 1990, including losses of $107.7 million in 2002, $110.9 million in 2003 and $101.3 million as of September 30, 2004. As of September 30, 2004, we had an accumulated deficit of $530.8 million. Since our inception, we have been engaged in research, development and pre-commercialization activities. In December 2004 we entered into a co-promotion arrangement with Solvay with respect to the cardiovascular product known as ACEON®, pursuant to which we will start to market and promote our first commercial product. The process of developing and commercializing our products requires significant research and development work, preclinical testing and clinical trials, as well as regulatory approvals, significant marketing and sales efforts, and manufacturing capability. These activities, together with our general and administrative expenses, require significant investments and are expected to continue to result in operating losses for the foreseeable future. We have not generated any product revenues to date, and even after we generate product-related revenues relating to ACEON® and other products, if any, we may never achieve or sustain profitability.

If we do not receive FDA marketing approval for the supplemental new drug application relating to ACEON® and for the new drug application relating to Ranexa, the significant amounts of capital that we are spending to prepare for the commercialization of ACEON® and the potential commercialization of Ranexa could be lost.

We are spending significant amounts of capital to provide and/or enhance infrastructure and headcount in order to market and promote ACEON® under the co-promotion agreement with Solvay Pharmaceuticals, Inc. which we entered into in December 2004. While ACEON® is currently approved by the FDA for the treatment of essential hypertension, there have been only minimal product sales to date in the United States. Solvay has submitted to the FDA a supplemental new drug application for the product relating to outcomes data from the EUROPA study that, if approved, could expand the approved labeling for the product. If the FDA does not approve the supplemental new drug application or approves restrictive product labeling, or if we are not successful in increasing the market acceptance of ACEON®, this would increase our cash requirements, increase the volatility of our stock price and result in additional operating losses. Our ACEON®-related operating expenditures include building and maintaining our sales and marketing infrastructure, and hiring, training and funding ongoing operations of a national cardiology-focused sales force.

In addition to our investments in connection with the ACEON® co-promotion arrangement, we have made and are continuing to invest significant amounts of capital in connection with the potential launch of Ranexa. If we receive positive data from the ERICA study of Ranexa in a restricted angina patient population, we would expect the level of our operating expenses to increase substantially in connection with the potential market launch of Ranexa. Initial data from the ERICA study is expected in the first half of 2005. Our previous and on-going investments in Ranexa in preparation for the potential launch of Ranexa could be lost if we do not receive marketing approval for Ranexa in the United States. In addition, if FDA approval of Ranexa is delayed, we will incur additional commercialization expenses at a later date to prepare for a delayed launch of Ranexa, if any. Our Ranexa commercialization efforts include building our sales and marketing infrastructure, increasing our marketing communications efforts, building product inventory and planning for additional hiring in the event of positive ERICA data.

We have spent approximately $49.8 million on marketing and sales activities primarily relating to Ranexa from January 1, 2002 through September 30, 2004. The loss of these investments may harm our business, increase our cash requirements and result in additional operating losses and a substantial decline in our stock price.

If we are unable to secure additional financing, we may be unable to complete our research and development activities or successfully commercialize any of our products.

We may require substantial additional funding in order to complete our research and development activities and commercialize any of our products, including ACEON® and Ranexa. In the past, we have financed our operations primarily through the sale of equity and debt securities. We have generated no product revenue and do not expect to generate sufficient product-related revenues through our U.S. co-promotion of ACEON® alone to achieve or sustain profitability. We expect our operating expenses for the second half of 2004 to be approximately $95 million, which includes the recognition of a one-time expense of approximately $10 million associated with a milestone payment in connection with our Ranexa program. In addition, we expect our operating expenses for the first half of 2005 to be approximately one-third higher than our operating expenses for the second half of 2004 due to commercialization expenses related to our planned co-promotion of ACEON® and our potential launch of Ranexa as well as expenses associated with our MERLIN-TIMI 36 outcomes study of Ranexa. For at least the next 12 months, we expect to be able to fund our current operations from cash, cash equivalents and marketable securities, which totaled $400.9 million as of September 30, 2004. However, we may require additional funding prior to that time.

Our need for additional funding will depend on many factors, including, without limitation:

•	the amount of revenue, if any, that we are able to obtain from any approved products, and the time and costs required to achieve those revenues;

•	the timing, scope and results of preclinical studies and clinical trials;

•	the size and complexity of our programs;

•	the time and costs involved in obtaining regulatory approvals;

•	the cost of launching our products;

•	the costs of commercializing our products, including marketing, promotional and sales costs;

•	the cost of manufacturing or obtaining preclinical, clinical and commercial materials;

•	our ability to establish and maintain corporate partnerships;

•	competing technological and market developments;

•	the costs involved in filing, prosecuting and enforcing patent claims; and

•	scientific progress in our research and development programs.

Additional financing may not be available on acceptable terms or at all. If we are unable to raise additional funds, we may, among other things:

•	have to delay, scale back or eliminate some or all of our research and/or development programs;

•	have to delay, scale back or eliminate some or all of our commercialization activities;

•	lose rights under existing licenses;

•	have to relinquish more of, or all of, our rights to product candidates on less favorable terms than we would otherwise seek; and

•	be unable to operate as a going concern.

If additional funds are raised by issuing equity securities, our existing stockholders will experience dilution. There may be additional factors that could affect our need for additional financing. Many of these factors are not within our control.

Our operating results are subject to fluctuations that may cause our stock price to decline.

As we transition from a research and development-focused company to a company with commercial operations and product sales, we expect that our operating results will fluctuate in the future. Our revenues will be unpredictable and may fluctuate due to many factors, many of which we cannot control. For example, factors affecting our revenues presently or in the future could include:

•	timing and success of product launches including co-promotion arrangements;

•	level of demand for our products, including physician prescribing habits;

•	wholesaler buying patterns;

•	reimbursement rates or policies;

•	government regulation;

•	increased competition for new or existing products;

•	changes in our contract manufacturing activity, including the availability or lack of commercial supplies of products and samples for promotion and distribution;

•	timing of non-recurring license fees and the achievement of milestones under new and existing license and collaborative agreements; and

•	our product marketing, selling and pricing strategies and programs.

With respect to our co-promotion arrangement relating to ACEON®, in addition to the foregoing factors that may affect product-related revenues under the arrangement, there are agreement provisions that could have an effect, such as provisions that would modify the amount of product-related revenues we receive under the agreement if the FDA approves a generic to perindopril in the United States, or if we do not meet our minimum marketing and promotional commitments under the agreement.

In addition, our expenses, including payments owed by us under licensing, collaborative or manufacturing arrangements, are unpredictable and may fluctuate from quarter to quarter. We believe that quarter-to-quarter comparisons of our operating results are not a good indicator of our future performance and should not be relied upon to predict our future performance. It is possible that, in the future, our operating results in a particular quarter or quarters will not meet the expectations of securities analysts or investors, causing the market price of our common stock to decline.

Any delay in the development of any of our products will harm our business.

All of our products require development, preclinical studies and/or clinical trials, and will require regulatory review and approval prior to commercialization. Any delays in the development of our products would delay our ability to seek and obtain regulatory approvals, increase our cash requirements, increase the volatility of our stock price and result in additional operating losses. One potential cause of a delay in product development is a delay in clinical trials. Many factors could delay completion of our clinical trials, including, without limitation:

•	slower than anticipated patient enrollment;

•	difficulty in obtaining sufficient supplies of clinical trial materials; and

•	adverse events occurring during the clinical trials.

We may be unable to maintain our proposed schedules for Investigational New Drug and equivalent foreign applications and clinical protocol submissions to the FDA and other regulatory agencies, and our proposed schedules for initiation and completion of clinical trials, as a result of FDA or other regulatory action or other factors such as lack of funding or complications that may arise in any phase of a clinical trial program.

Furthermore, even if our clinical trials occur on schedule, the results may differ from those obtained in preclinical studies and earlier clinical trials. Clinical trials may not demonstrate sufficient safety or efficacy to obtain the necessary approvals.

All of our products require regulatory review and approval prior to commercialization. Any delay in the regulatory review or approval of any of our products will harm our business.

All of our products require regulatory review and approval prior to commercialization. Any delays in the regulatory review or approval of our products would delay market launch, increase our cash requirements, increase the volatility of our stock price and result in additional operating losses.

The process of obtaining FDA and other required regulatory approvals, including foreign approvals, often takes many years and can vary substantially based upon the type, complexity and novelty of the products involved. Furthermore, this approval process is extremely expensive and uncertain. We may not be able to maintain our proposed schedules for the submission of an NDA, an MAA or other foreign applications for any of our products. If we submit an NDA to the FDA seeking marketing approval for any of our products, the FDA must decide whether to either accept or reject the submission for filing. We cannot be certain that any of our NDA submissions will be accepted for filing and reviewed by the FDA, or that our MAA submissions to European regulatory authorities or any other marketing applications submitted to other foreign authorities will be accepted for filing and review by those authorities. We cannot be certain that we will be able to respond to any regulatory requests during the review period in a timely manner without delaying potential regulatory action. We also cannot be certain that any of our products under development will receive a favorable recommendation from any FDA or foreign regulatory advisory committees or bodies or be approved for marketing by the FDA or foreign regulatory authorities. Even if marketing approval of a product is granted in any jurisdiction, we cannot be certain that we will be able to obtain the labeling claims necessary or desirable for the promotion of the product. In addition, delays in approvals or rejections of marketing applications may be based upon many factors, including regulatory requests for additional analyses, reports, data and/or studies, regulatory questions regarding data and results, changes in regulatory policy during the period of product development and/or the emergence of new information regarding our products or other products.

For example, in December 2002, we submitted an NDA for Ranexa to the FDA for the potential treatment of chronic angina. On October 30, 2003, we received an approvable letter from the FDA for the Ranexa NDA. In the approvable letter, the FDA indicated that Ranexa is approvable, that there is evidence that Ranexa is an effective anti-anginal, and that additional clinical information is needed prior to approval. On December 9, 2003, the Cardiovascular and Renal Drugs Committee of the FDA discussed a range of issues relating to the review of Ranexa for the treatment of chronic angina, without voting on whether or not to approve the product or any other matters presented to it. Since that time, we have been advised by the FDA that the potential issue raised in the approvable letter relating to testicular toxicity has been resolved. On June 2, 2004, we announced that we had reached written agreement with the FDA on a protocol for a clinical trial of Ranexa which, if successful, could support the approval of Ranexa for the treatment of chronic angina in a restricted patient population, which we expect would be only a portion of the overall angina patient population. This agreement was reached under the FDA’s special protocol assessment, or SPA, process. On November 16, 2004, we announced that patient enrollment in this trial had been completed which could allow for a potential approval of Ranexa in the first half of 2006 in the

United States. However, if study completion is delayed, or if the FDA ultimately determines that any new data are insufficient for approval, we expect that any potential approval of Ranexa in the United States would be substantially delayed or could be prevented altogether. On July 29, 2004 we announced that we had reached written agreement with the FDA on a protocol for an additional clinical trial of Ranexa, which could support potential approval of Ranexa as first-line therapy for patients suffering from chronic angina, and could also result in approval for treatment of ACS and for long-term prevention of ACS. This agreement was reached under the FDA’s SPA process. Approximately 5,500 patients will be enrolled, and the study’s duration is event-driven. Based on historical clinical trial information from the TIMI Study Group, which is conducting the study, we believe that preliminary data from the study could be available by the end of 2006. As part of this SPA agreement, we must also perform a separate dosing evaluation to support use of Ranexa as first-line therapy.

The FDA’s SPA process creates a binding written agreement between the sponsoring company and the FDA regarding clinical trial design, clinical endpoints, study conduct, data analyses and other clinical trial issues. It is intended to provide assurance that if pre-specified trial results are achieved, they may serve as the primary basis for an efficacy claim in support of an NDA. In general, these assessments are considered binding on the FDA as well as the sponsoring company unless public health concerns unrecognized at the time the SPA is entered into become evident or other new scientific concerns regarding product safety or efficacy arise. Even after an SPA is finalized, the SPA may be changed by the sponsor company or the FDA on written agreement of both parties. If the sponsor company fails to comply with the agreed upon trial protocols, the SPA will not be binding on the FDA.

In addition to the Ranexa NDA in the United States, we have filed an MAA seeking marketing approval for ranolazine for the treatment of chronic angina with the European Medicines Agency, or EMA. We intend to file applications for regulatory approval of our products in various foreign jurisdictions from time to time in the future. However, we have not received any regulatory approvals in any foreign jurisdiction for the commercial sale of any of our products.

Data obtained from preclinical and clinical activities are subject to different interpretations, which could delay, limit or prevent regulatory review or approval of any of our products. For example, some drugs that prolong the QT interval, which is a measurement of specific electrical activity in the heart as captured on an electrocardiogram, carry an increased risk of serious cardiac rhythm disturbances, or arrhythmias, while other drugs that prolong the QT interval do not carry an increased risk of arrhythmias. Small but statistically significant mean increases in the QT interval were observed in clinical trials of Ranexa. QT interval measurements are not precise and there are different methods of calculating the corrected QTc interval, which is the QT interval as adjusted for heart rate. This uncertainty in the measurement and calculation of the QT and QTc intervals can lead to different interpretations of these data. The clinical significance of the changes in QTc interval observed in clinical trials of Ranexa remains unclear, and other clinical and preclinical data do not suggest that Ranexa significantly pre-disposes patients to arrhythmias. Regulatory authorities may interpret the Ranexa data differently, which could delay, limit or prevent regulatory approval of Ranexa. For example, in its October 30, 2003 approvable letter relating to the NDA for Ranexa, the FDA indicated that additional clinical information is needed prior to approval, in part because of the FDA’s concern regarding safety in light of the effect of Ranexa to prolong the QTc interval.

Similarly, as a routine part of the evaluation of any potential drug, clinical studies are generally conducted to assess the potential for drug-drug interactions that could impact potential product safety. While we believe that the interactions between Ranexa and other drugs have been well characterized as part of our clinical development programs, the data are subject to regulatory interpretation and an unfavorable interpretation could delay, limit or prevent regulatory approval of Ranexa.

Furthermore, regulatory attitudes towards the data and results required to demonstrate safety and efficacy can change over time and can be affected by many factors, such as the emergence of new information (including on other products), changing policies and agency funding, staffing and leadership. We cannot be sure whether future changes to the regulatory environment will be favorable or unfavorable to our business prospects.

In addition, the environment in which our regulatory submissions may be reviewed changes over time. For example, average review times at the FDA for marketing approval applications have fluctuated over the last 10 years, and we cannot predict the review time for any of our submissions with any regulatory authorities. In addition, review times can be affected by a variety of factors, including budget and funding levels and statutory, regulatory and policy changes.

If we are unable to satisfy governmental regulations relating to the development and commercialization of our drug candidates, we may be unable to obtain or maintain necessary regulatory approvals to commercialize our products.

The research, testing, manufacturing and marketing of drug products are subject to extensive regulation by numerous regulatory authorities in the United States and other countries. Failure to comply with FDA or other applicable regulatory requirements may subject a company to administrative or judicially imposed sanctions. These include without limitation:

•	warning letters;

•	civil penalties;

•	criminal penalties;

•	injunctions;

•	product seizure or detention;

•	product recalls;

•	total or partial suspension of manufacturing; and

•	FDA refusal to review or approve pending New Drug Applications or supplements to approved New Drug Applications, and/or similar rejections of marketing applications or supplements by foreign regulatory authorities.

If we obtain a marketing approval for any of our products, we may be required to undertake post-marketing clinical trials or other risk management programs. The scope, complexity, cost and duration of any such clinical trials or risk management programs could vary substantially; consequently, any post-marketing trials or risk management programs could aversely affect the market acceptance of our products and the revenues and profitability of any product sales that we may obtain. In addition, identification of side effects or potential safety or dosing or other compliance issues after a drug is on the market, or the occurrence of manufacturing-related problems, could cause or require subsequent withdrawal of approval, reformulation of the drug, additional preclinical testing or clinical trials, changes in labeling of the product, and/or additional regulatory approvals.

If we receive a marketing approval for any of our products, we will also be subject to ongoing post-marketing obligations and continued regulatory review, such as continued safety reporting requirements. In addition, we or our third party manufacturers will be required to adhere to stringent federal regulations setting forth current good manufacturing practices for pharmaceuticals. These regulations require, among other things, that we manufacture our products and maintain our records in a carefully prescribed manner with respect to manufacturing, testing and quality control activities.

If we receive marketing approval and if any of our products or services become reimbursable by a government health care program in the United States, such as Medicare or Medicaid, we will become subject to certain federal and state health care fraud and abuse and reimbursement laws. These laws include the federal “Medicare and Medicaid Fraud and Abuse Act,” “False Claims Act,” “Prescription Drug Marketing Act,” and their many state counterparts. When we become subject to such laws, our arrangements with third parties, including health care providers, physicians, vendors, distributors, wholesalers and others, will need to comply with these laws, as applicable. We do not know whether our existing or future arrangements will be found to be compliant. Our efforts to comply with these laws may be time-consuming and expensive. Violations of these statutes may result in substantial criminal and civil penalties and exclusion from governmental health care programs.

Our products, even if approved by the FDA or foreign regulatory agencies, may not achieve market acceptance.

If any of our products, after receiving FDA or foreign regulatory approvals, fail to achieve market acceptance, our ability to become profitable in the future will be adversely affected. We believe that market acceptance of our products will depend on our ability to provide acceptable evidence of safety, efficacy and cost effectiveness. If the data from our programs do not provide this evidence, market acceptance of our products will be adversely affected.

In addition, we believe that the level of market acceptance of our products will depend in part on our ability to obtain favorable labeling claims from regulatory authorities, which have broad discretion in approving the labeling for products. Approved labeling (if any) would have a direct impact on our marketing, promotional and sales programs. Unfavorable labeling would restrict our marketing, promotional and sales programs, which would adversely affect market acceptance of our products. In addition, regulatory authorities approve product labeling with reference to the preclinical and clinical data that form the basis of the product approval, and as a result the scope of approved labeling is generally impacted by the available data. For example, if Ranexa receives an initial marketing approval in the United States based on the trials conducted to date as well as the approval-enabling trial in a restricted population under the FDA SPA process, we would expect that the product labeling would be for a restricted patient population, which we expect would be only a portion of the overall angina patient population. Approval of Ranexa for broader use with angina patients would require completion of our MERLIN-TIMI 36 clinical trial and a separate clinical evaluation of higher doses of Ranexa.

We also believe that the level of market acceptance of our products will depend in part on whether regulatory authorities impose risk management programs on our products. Risk management programs vary widely in scope and complexity, and can include education and outreach programs, controls on the prescribing, dispensing or use of the product, and/or restricted access systems. If any of our products are subject to risk management programs, the market acceptance of our products may be impaired.

Our ability to compete successfully in our market will directly affect the market acceptance of our products. The pharmaceutical and biopharmaceutical industries, and the market for cardiovascular drugs in particular, are intensely competitive. If our products receive regulatory approvals, they will often compete with well-established, proprietary and generic cardiovascular therapies that have generated substantial sales over a number of years and are widely used by health care practitioners. Even if our products have no direct competition, the promotional efforts for our products will have to compete against the promotional efforts of other products in order to be noticed by physicians and patients. Moreover, the level of promotional effort in the pharmaceutical and biopharmaceutical markets has increased substantially. Market acceptance of our products will be affected by the level of promotional effort that we are able to provide for our products. The level of our promotional efforts will depend in part on our ability to recruit, train and deploy an effective sales and marketing organization. We cannot assure you that the level of promotional effort that we will be able to provide for our products will be sufficient to obtain market acceptance of those products.

Even when a product has been approved for commercial sale, if we or others identify previously unknown side effects, approval could be withdrawn or sales of the product could be significantly reduced.

If we or others identify previously unknown side effects of ACEON® or any other approved product, or if manufacturing problems occur:

•	sales of the product may drop significantly;

•	regulatory approval may be withdrawn;

•	reformulation of the product, additional pre-clinical or clinical studies, changes in labeling of the product or changes to or re-approvals of our or other party’s manufacturing facilities may be required;

•	our reputation in the marketplace may suffer; and

•	lawsuits, including class action suits, may be brought against us.

Any of the above occurrences could harm or prevent sales of ACEON® or any other approved product or could increase the costs and expenses of commercializing it.

If we are unable to develop our own sales and marketing capability or if we are unable to enter into or maintain collaborations with marketing partners, we may not be successful in commercializing our products.

Our successful commercialization of Ranexa, if approved, and ACEON® will depend on our ability to establish an effective sales and marketing organization. We currently have contracted with a third party for logistics capabilities and have only limited sales and marketing capabilities. With the 2003 amendment to our sales and marketing services agreement with Quintiles and Innovex, we will now market Ranexa, if approved, ourselves in the United States. In order to do this, we will have to develop our own marketing and sales force with technical expertise and with supporting distribution capability. We have hired a limited number of marketing and sales personnel, and would expect to hire additional personnel in connection with the launch of our first product. Developing a marketing and sales force, however, is expensive and time consuming and could delay any product launch. We cannot be certain that we will be able to develop this capacity.

Our successful commercialization of Ranexa, if approved, will also depend on the performance of numerous third-party vendors. For example, we will rely on third-party vendors to help recruit an effective sales force, to manufacture Ranexa, to distribute Ranexa, and to administer any physician sampling program. Our level of success in commercializing Ranexa will depend in part on the efforts of these third party vendors.

For ACEON® and some of our other products, we depend on collaborations with third parties, such as Solvay Pharmaceuticals, Inc., Biogen Idec Inc. and Fujisawa Healthcare, Inc., which have established distribution systems and direct sales forces. For instance, we have entered into a co-promotion agreement under which Solvay is responsible for the manufacturing, distribution and development, including any potential label expansion, of ACEON®. ACEON® is an ACE inhibitor with tissue activity that is approved in the United States for the treatment of hypertension. In addition, we have entered into agreements under which Biogen Idec is responsible for worldwide development, marketing and sales of any product that results from the Adentri program. The Adentri program is intended to develop a new treatment for congestive heart failure. We have also entered into an agreement under which Fujisawa is responsible for marketing and sales of regadenoson in North America. Under this agreement, we and Fujisawa are developing regadenoson for the potential use as a pharmacologic agent in cardiac perfusion imaging studies, which are more commonly known as cardiac stress tests. To the extent that we enter into co-promotion or other licensing arrangements, our revenues will depend upon the efforts of third parties, over which we have little control.

We have no manufacturing experience and will depend on third parties to manufacture our products.

We do not currently operate manufacturing facilities for clinical or commercial production of our products under development. We have no direct experience in manufacturing commercial quantities of any of our products, and we currently lack the resources and capability to manufacture any of our products ourselves on a clinical or commercial scale. As a result, we are dependent on corporate partners, licensees, contract manufacturers or other third parties for the manufacturing of clinical and commercial scale quantities of all of our products.

For example, under our co-promotion agreement with Solvay, Solvay is responsible for all manufacturing and distribution of ACEON®. We also have entered into several agreements with third party manufacturers relating to Ranexa, including for commercial scale or scale-up of bulk active pharmaceutical ingredient, tableting, packaging and supply of a raw material component of the product. We currently rely on a single supplier at each step in the production cycle of Ranexa. The commercial launch of Ranexa is thus dependent on these third party arrangements, and could be affected by any delays or difficulties in performance on the part of any of our third party manufacturers for Ranexa, including the failure of any of our third party manufacturers to supply product on a timely basis or at all, to manufacture our product in compliance with product specifications or applicable quality or regulatory requirements, or to manufacture our products in volumes sufficient to meet market demand. In addition, because we have used different manufacturers for elements of the Ranexa supply chain in different clinical trials and for potential commercial supply, in order to obtain marketing approval from any regulatory authorities we will be required to demonstrate to the regulatory authorities’ satisfaction the bioequivalence or therapeutic equivalence of the multiple sources of Ranexa used in our clinical trials to the product to be commercially supplied. An unfavorable interpretation by any regulatory authority could delay or prevent regulatory approval for the product.

Furthermore, we and some of our third party manufacturers, laboratories and clinical testing sites must pass preapproval inspections of facilities by the FDA and corresponding foreign regulatory authorities before obtaining marketing approvals. In addition, manufacturing facilities are subject to periodic inspection by the FDA and other domestic and foreign regulatory authorities. We cannot guarantee that any such inspections will not result in compliance issues that could prevent or delay marketing approval, or require us to expend money or other resources to correct. In addition, drug product manufacturing facilities in California must be licensed by the State of California, and other states may have comparable requirements. We cannot assure you that we will be able to obtain such licenses.

If we are unable to compete successfully in our market, it will harm our business.

There are many existing drug therapies approved for the treatment of the diseases targeted by our products, and we are also aware of companies that are developing new potential products that may compete in the same markets as our products. For example, in the United States, there are over approximately ten generic and/or branded ACE inhibitors that compete with ACEON®. In addition, there are over fifty companies currently marketing generic and/or branded anti-anginal drugs (beta-blockers, calcium channel blockers and nitrates) in the United States, and additional potential therapies may be under development, that could compete with Ranexa. In the United States there are over ten companies currently marketing generic and/or branded pharmacologic stress agents, and at least two potential A2A-adenosine receptor agonist compounds that could compete with regadenoson are under development. In addition, over ten companies are currently marketing generic and/or branded drugs in the United States for the treatment of acute atrial arrhythmias, and at least one A1-adenosine receptor agonist compound that could compete with tecadenoson may be under development. There may also be potentially competitive products of which we are not aware. Many of these potential competitors may have substantially greater product development capabilities and financial, scientific, marketing and sales resources. Other companies may succeed in developing products earlier or obtaining approvals from regulatory authorities more rapidly than either we or our corporate partners are able to achieve. Potential competitors may also develop products that are safer, more effective or have other potential advantages compared to those under development or proposed to be developed by us and our corporate partners. In addition, research and development by others could render our technology or our products obsolete or non-competitive.

Failure to obtain adequate reimbursement from government health administration authorities, private health insurers and other organizations could materially adversely affect our future business, market acceptance of our products, results of operations and financial condition.

Our ability and the ability of our existing and future corporate partners to market and sell our products will depend significantly on the extent to which reimbursement for the cost of our products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Third party payers and governmental health administration authorities are increasingly attempting to limit and/or regulate the price of medical products and services, especially branded prescription drugs. In addition, recently enacted federal legislation relating to Medicare coverage for prescription drugs will impact reimbursement for and pricing of prescription drugs in the United States in ways that are impossible to anticipate until the new Medicare program becomes available. Even if our products are deemed to be safe and effective by regulatory authorities, third party payers and governmental health administration authorities may direct patients to generic products or other lower-priced therapeutic alternatives.

Significant uncertainty exists as to the reimbursement status of newly approved health care products. In addition, for sales of our products in Europe, we will be required to seek reimbursement approvals on a country-by-country basis. We cannot be certain that any products approved for marketing will be considered cost effective, that reimbursement will be available, or that allowed reimbursement will be adequate. In addition, payers’ reimbursement policies could adversely affect our or any corporate partners’ ability to sell our products on a profitable basis.

Our corporate compliance programs can never guarantee that we are in compliance with all laws and regulations.

Our operations are subject to extensive government regulation. Although we are in the process of developing and implementing corporate compliance programs as part of our commercialization preparations relating to ACEON® and other potential products including Ranexa, we cannot assure you that we or our employees, directors or agents are or will be in compliance with all laws and regulations. If we fail to comply with any of these laws or regulations, various negative consequences could result, including the termination of clinical studies, the failure to gain regulatory approval of a product candidate, restrictions on our products or manufacturing processes, withdrawal of the approved product from the market, exclusion of the approved product from governmental healthcare programs (including Medicare and Medicaid), significant criminal and/or civil fines or other penalties, and costly litigation. Our efforts to comply with these laws may be time-consuming and expensive.

We may be required to defend lawsuits or pay damages in connection with the alleged or actual violation of healthcare fraud and abuse laws.

Our commercialization efforts in the United States are subject to various federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback laws and false claims laws. Anti-kickback laws make it illegal for a prescription drug manufacturer to offer or pay any remuneration in exchange for, or to induce, the referral of business, including the purchase or prescription of a particular drug. The federal government has published regulations that identify safe harbors or exemptions for types of payment arrangements that do not violate the anti-kickback statutes. False claims laws prohibit anyone from knowingly and willingly presenting, or causing to be presented for payment to third-party payors (including Medicare and Medicaid), claims for reimbursed drugs or services that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. Our activities relating to the sale and marketing of our products will be subject to scrutiny under these laws and regulations. Violations may be punishable by significant criminal and/or civil fines and other penalties, as well as the possibility of exclusion of the approved product from governmental healthcare programs (including Medicare and Medicaid). If the government were to allege against or convict us or any of our employees of violating these laws, there could be a material adverse effect on our business, including our stock price. Our activities could be subject to challenge for many reasons, including the broad scope and complexity of these laws and regulations and the high degree of prosecutorial resources and attention being devoted to the sales practices of pharmaceutical companies by law enforcement authorities. During the last few years, several companies have paid multi-million dollar fines for alleged violation of these laws, and other companies are under active investigation.

If we are unable to attract and retain collaborators, licensors and licensees, the development of our products could be delayed and our future capital requirements could increase substantially.

We may not be able to retain current or attract new corporate and academic collaborators, licensors, licensees and others. Our business strategy requires us to enter into various arrangements with these parties, and we are dependent upon the success of these parties in performing their obligations. If we fail to obtain and maintain these arrangements, the development and/or commercialization of our products would be delayed. We may be unable to proceed with the development, manufacture or sale of products or we might have to fund development of a particular product candidate internally. If we have to fund the development and commercialization of substantially all of our products internally, our future capital requirements will increase substantially. Our key collaborations and licenses include the following:

•	University of Florida Research Foundation—a 1994 license agreement under which we received patent rights to develop and commercialize new potential drugs known as A1-adenosine receptor antagonists and agonists;

•	Syntex—a 1996 license agreement under which we received rights to develop and commercialize Ranexa for the treatment of angina and other cardiovascular indications;

•	Biogen Idec—1997 collaboration and license agreements under which we granted Biogen, Inc. (now Biogen Idec Inc.) worldwide rights to develop and commercialize new potential drugs based on certain A1-adensoine receptor antagonist patents and technologies, including our rights under the University of Florida Research Foundation license relating to A1-adenosine receptor antagonists; and

•	Fujisawa—a 2000 collaboration and license agreement to develop and commercialize second generation pharmacologic cardiac stress agents, including regadenoson.

•	Solvay—a 2004 co-promotion agreement under which we received the right to market and sell ACEON® Tablets in the United States for the treatment of hypertension.

The collaborative arrangements that we may enter into in the future may place responsibility on the collaborative partner for preclinical testing and clinical trials, manufacturing and preparation and submission of applications for regulatory approval of potential pharmaceutical products. We cannot control the amount and timing of resources that our collaborative partners devote to our programs. If a collaborative partner fails to successfully develop or commercialize any product, product launch would be delayed. In addition, our collaborators may pursue competing technologies or product candidates.

Under our collaborative arrangements, we or our collaborative partners may also have to meet performance milestones. If we fail to meet our obligations under our collaborative arrangements, our collaborators could terminate their arrangements or we could lose our rights to the compounds under development. For example, under our agreement with Fujisawa for regadenoson, we are responsible for development activities and must meet development milestones in order to receive development milestone payments. Under our agreement with Biogen for Adentri, in order for us to receive development milestone payments, Biogen must meet development milestones. Under our license agreement with Syntex for Ranexa, we are required to use commercially reasonable efforts to develop and commercialize ranolazine for angina, and have related milestone payment obligations. Under our co-promotion agreement with Solvay, we are required to make specified minimum commitments to promote and market ACEON®.

In addition, collaborative arrangements in our industry are extremely complex, particularly with respect to intellectual property rights, financial provisions, and other provisions such as the parties’ respective rights with respect to decision making. Disputes may arise in the future with respect to these issues, such as the ownership of rights to any technology developed with or by third parties. These and other possible disagreements between us and our collaborators could lead to delays in the collaborative research, development or commercialization of product candidates. These disputes could also result in litigation or arbitration, which is time consuming, expensive and uncertain.

Our drug discovery methods are new and unproven. Our research programs may be abandoned before they reach clinical testing.

Drug discovery methods based upon molecular cardiology are relatively new. We cannot be certain that these methods will lead to commercially viable pharmaceutical products. In addition, some of our compounds are in the early stages of research and development. We have not submitted investigational new drug applications or commenced clinical trials for these new compounds. We cannot be certain when these clinical trials will commence, if at all. Because these compounds are in the early stages of product development, we could abandon further development efforts before they reach clinical trials.

If we are unable to effectively protect our intellectual property, we may be unable to complete development of any products and we may be put at a competitive disadvantage; and if we are involved in an intellectual property rights dispute, we may not prevail and may be subject to significant liabilities or required to license rights from a third party, or cease one or more product programs.

Our success will depend to a significant degree on our ability to, among other things:

•	obtain patents and licenses to patent rights;

•	maintain trade secrets;

•	obtain trademarks; and

•	operate without infringing on the proprietary rights of others.

However, we cannot be certain that patents will issue from any of our pending or future patent applications, that any issued patent will not be lost through an interference or opposition proceeding, reexamination request, litigation or otherwise, that any issued patent will be sufficient to protect our technology and investments, or that we will be able to obtain any extension of any patent beyond its initial term. The following table shows the expiration dates in the United States for the primary compound patents for our key products and for ACEON®:

Product	United States Patent Expiration
Ranexa	2003	*
Regadenoson	2019
ACEON®	2009	†

*	The United States compound patent relating to Ranexa expired in 2003. However, we have received two one-year interim patent term extensions under the Hatch-Waxman Act, which we intend to renew annually, and if the New Drug Application for Ranexa is approved we plan to reapply on a permanent basis for patent term extension. At such time we expect to be able to receive an extension under the Hatch-Waxman Act, which we anticipate would extend the patent protection to 2008 for ranolazine for the use approved by the FDA. In addition to patent term extension, because ranolazine is a new chemical entity, under applicable United States laws we expect exclusivity for 5 years from the date of the first FDA approval of Ranexa for the ranolazine compound. Also, we have received issued patents from the United States Patent and Trademark Office claiming methods of using various sustained release formulations of ranolazine (including the formulation tested in our pivotal human clinical trials for Ranexa) for the treatment of chronic angina. These patents expire in 2019.

†	Perindopril and its use in the treatment of hypertension are covered by an issued patent that covers the compound and expires in November 2009.

In addition to these issued patents, we have patent applications pending relating to each of our products. Although U.S. patent applications are now published 18 months after their filing date, as provided by federal legislation enacted in 1999, this statutory change applies only to applications filed on or after November 29, 2000. Applications filed in the United States prior to this date are maintained in secrecy until a patent issues. As a result, we can never be certain that others have not filed patent applications for technology covered by our pending applications or that we were the first to invent the technology. There may be third party patents, patent applications, trademarks and other intellectual property relevant to our compounds, products, services and technology which are not known to us and that block or compete with our compounds, products, services or technology.

Competitors may have filed applications for, or may have received or in the future may receive, patents, trademarks and/or other proprietary rights relating to compounds, products, services or technology that block or compete with ours. We may have to participate in interference proceedings declared by the Patent and Trademark Office. These proceedings determine the priority of invention and, thus, the right to a patent for the technology in the United States. We may also become involved in opposition proceedings in connection with foreign patent filings. In addition, litigation may be necessary to enforce any patents or trademarks issued to us, or to determine the scope and validity of the proprietary rights of third parties. Litigation, interference and opposition proceedings, even if they are successful, are expensive, time-consuming and risky to pursue, and we could use a substantial amount of our limited financial resources in any such case.

Just as it is important to protect our proprietary rights, we also must not infringe patents or trademarks of others that might cover our compounds, products, services or technology. If third parties own or have proprietary rights to technology or other intellectual property that we need in our product development and commercialization efforts, we will need to obtain licenses to those rights. We cannot assure you that we will be able to obtain such licenses on economically reasonable terms, if at all. If we fail to obtain any necessary licenses, we may be unable to complete product development and commercialization.

We also rely on proprietary technology including trade secrets to develop and maintain our competitive position. Although we seek to protect all of our proprietary technology, in part by confidentiality agreements with employees, consultants, collaborators, advisors and corporate partners, these agreements may be breached. We cannot assure you that the parties to these agreements will not breach them or that these agreements will provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of our proprietary technology. In addition, we routinely grant publication rights to our scientific collaborators. Although we typically retain the right to delay publication to allow for the preparation and filing of a patent application covering the subject matter of the proposed publication, we cannot assure you that our collaborators will honor these agreements. Publication prior to the filing of a patent application would mean that we would lose the ability to patent the technology outside the United States, and third parties or competitors could exploit the technology. We also may not have adequate remedies to protect our proprietary technology including trade secrets. As a result, third parties may gain access to our trade secrets and other proprietary technology, or our trade secrets and other proprietary technology may become public. In addition, it is possible that our proprietary technology will otherwise become known or be discovered independently by our competitors.

In addition, we may also become subject to claims that we are using trade secrets of others without having the right to do so. Such claims can result in litigation, which can be expensive, time-consuming and risky to defend.

Litigation and disputes related to intellectual property are widespread in the biopharmaceutical industry. Although no third party has asserted a claim of infringement against us, we cannot assure you that third parties will not assert patent or other intellectual property infringement claims against us with respect to our compounds, products, services, technology or other matters in the future. If they do, we may not prevail and, as a result, may be subject to significant liabilities to third parties, may be required to license the disputed rights from the third parties or may be required to cease using the technology or developing or selling the compounds or products. We may not be able to obtain any necessary licenses on economically reasonable terms, if at all. Any intellectual property-related claims against us, with or without merit, as well as claims initiated by us against third parties, can be time-consuming and expensive to defend or prosecute.

Our business depends on certain key personnel, the loss of whom could weaken our management team, and on attracting and retaining qualified personnel.

The growth of our business and our success depends in large part on our ability to attract and retain key management, research and development, sales and marketing and other operating and administrative personnel. Our key personnel include all of our executive officers and vice presidents, many of whom have very specialized scientific, medical or operational knowledge regarding one or more of our key products. We have entered into executive severance agreements with certain key personnel, and have a severance plan that covers our full-time employees. We do not maintain key-person life insurance on any of our employees. The loss of the services of one or more of our key personnel or the inability to attract and retain additional personnel and develop expertise as needed could limit our ability to develop and commercialize our existing and future product candidates. Such persons are in high demand and often receive competing employment offers.

In addition, the successful and timely launch of our first product will depend in large part on our ability to recruit and train an effective sales and marketing organization in a timely fashion. We cannot assure you that we will be able to attract and retain the qualified personnel or develop the expertise needed to launch of our first product or to continue to advance our other research and development programs. Our ability to attract and retain key employees in a competitive recruiting environment is dependent on our ability to offer competitive compensation packages, which typically include stock option grants. Current and proposed changes in laws, regulations, corporate governance standards, listing requirements and accounting treatments regarding stock options and other common compensation features, such as loans, may limit or impair our ability to attract and retain key personnel.

Our failure to manage our rapid growth could harm our business.

We have experienced rapid growth and expect to continue to expand our operations over time. As we prepare for the potential commercialization of Ranexa, continue to conduct clinical trials for our product candidates and expand our drug discovery efforts, we have added personnel in many areas, including operations, sales, marketing, regulatory, clinical, finance and information systems. Our growth can be measured by our increasing headcount and total operating expenses. As of January 31, 2002, January 31, 2003 and January 31, 2004, we employed 187, 205 and 261 individuals, respectively, on a full-time basis. In addition, for the fiscal years ended December 31, 2002 and December 31, 2003, our total operating expenses were $118.2 million and $121.3 million, respectively. Prior to the commercial launch of our first product, if any, we expect additional significant growth in our personnel and facility-related expenses. We may not manage this growth effectively, which would harm our business and cause us to incur higher operating costs. If rapid growth continues, it may strain our operational, managerial and financial resources.

If there is an adverse outcome in our pending litigation, such as the securities class action litigation that has been filed against us, our business may be harmed.

We and certain of our officers and directors are named as defendants in a purported securities class action lawsuit filed in August 2003 in the U.S. District Court for the Northern District of California captioned Crossen v. CV Therapeutics, Inc., et al. The lawsuit is brought on behalf of a purported class of purchasers of our securities, and seeks unspecified damages. As is typical in this type of litigation, several other purported securities class action lawsuits containing substantially similar allegations may be filed in the future. In November 2003, the court appointed a lead plaintiff, and in December 2003, the court consolidated all of the securities class actions filed to date into a single action captioned In re CV Therapeutics, Inc. Securities Litigation. In January 2004, the lead plaintiff filed a consolidated complaint. We and the other named defendants filed motions to dismiss the consolidated complaint in March 2004. In August 2004, these motions were granted in part and denied in part. The court granted the motions to dismiss by two individual defendants, dismissing both individuals from the action with prejudice, but denied the motions to dismiss by the company and the two other individual defendants.

In addition, our directors and certain of our officers have been named as defendants in a derivative lawsuit filed in August 2003 in California Superior Court, Santa Clara County, captioned Kangos v. Lange, et al., which names CV Therapeutics as a nominal defendant. The plaintiff in this action is one of our stockholders who seeks to bring derivative claims on behalf of CV Therapeutics against the defendants. The lawsuit alleges breaches of fiduciary duty and related claims based on purportedly misleading statements concerning our New Drug Application for Ranexa.

As with any litigation proceeding, we cannot predict with certainty the eventual outcome of pending litigation. Furthermore, we may have to incur substantial expenses in connection with these lawsuits. In the event of an adverse outcome, our business could be harmed.

Investor confidence and share value may be adversely impacted if our independent auditors are unable to provide us with the attestation of the adequacy of our internal controls over financial reporting as of December 31, 2004, as required by Section 404 of the Sarbanes-Oxley Act of 2002.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission adopted rules requiring public companies to include a report of management on our internal controls over financial reporting in our annual reports on Form 10-K that contains an assessment by management of the effectiveness of our internal controls over financial reporting. In addition, our independent auditors must attest to and report on management’s assessment of the effectiveness of our internal controls over financial reporting. This requirement will first apply to our Annual Report on Form 10-K for the fiscal year ending December 31, 2004. How companies should be implementing these new requirements including internal control reforms, if any, to comply with Section 404’s requirements, and how independent auditors will apply these new requirements and test companies’ internal controls, are subject to uncertainty. We are diligently and vigorously reviewing our internal controls over financial reporting in order to ensure compliance with the new Section 404 requirements. However, our management may determine that our internal controls over financial reporting are not effective. In addition, if our independent auditors are not satisfied with our internal controls over financial reporting or the level at which these controls are documented, designed, operated or reviewed, or if the independent auditors interpret the requirements, rules or regulations differently than we do, then they may decline to attest to management’s assessment or may issue a report that is qualified. Any of these events could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which ultimately could negatively impact the market price of our shares.

Our operations involve hazardous materials, which could subject us to significant liability.

Our research and development and manufacturing activities involve the controlled use of hazardous materials, including hazardous chemicals, radioactive materials and pathogens, and the generation of waste products. Accordingly, we are subject to federal, state and local laws governing the use, handling and disposal of these materials. We may have to incur significant costs to comply with additional environmental and health and safety regulations in the future. We currently do not carry insurance for hazardous materials claims. We do not know if we will be able to obtain insurance that covers hazardous materials claims on acceptable terms with adequate coverage against potential liabilities, if at all. Although we believe that our safety procedures for handling and disposing of hazardous materials comply in all material respects with regulatory requirements, we cannot eliminate the risk of accidental contamination or injury from these materials. In the event of an accident or environmental discharge, we may be held liable for any resulting damages, which may exceed our financial resources and may materially adversely affect our business, financial condition and results of operations. Although we believe that we are in compliance in all material respects with applicable environmental laws and regulations, there can be no assurance that we will not be required to incur significant costs to comply with environmental laws and regulations in the future. There can also be no assurance that our operations, business or assets will not be materially adversely affected by current or future environmental laws or regulations.

We may be subject to product liability claims if our products harm people, and we have only limited product liability insurance.

The manufacture and sale of human drugs and other therapeutic products involve an inherent risk of product liability claims and associated adverse publicity. We currently have only limited product liability insurance for clinical trials and only limited commercial product liability insurance. We do not know if we will be able to maintain existing or obtain additional product liability insurance on acceptable terms or with adequate coverage against potential liabilities. This type of insurance is expensive and may not be available on acceptable terms or at all. If we are unable to obtain or maintain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims, we may be unable to commercialize our potential products. A successful product liability claim brought against us in excess of our insurance coverage, if any, may require us to pay substantial amounts. This could adversely affect our cash position and results of operations.

Our insurance policies are expensive and protect us only from some business risks, which will leave us exposed to significant, uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter. For example, we do not carry earthquake insurance. In the event of a major earthquake in our region, our business could suffer significant and uninsured damage and loss. We currently maintain general liability, property, auto, workers’ compensation, products liability, directors’ and officers’, and employment practices insurance policies. We do not know, however, if we will be able to maintain existing insurance with adequate levels of coverage. For example, the premiums for our directors’ and officers’ insurance policy have increased significantly, and this type of insurance may not be available on acceptable terms or at all. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our cash position and results of operations.

Our indebtedness and debt service obligations may adversely affect our cash flow, cash position and stock price.

As of September 30, 2004, we had approximately $329.6 million in long-term debt and aggregate annual debt service obligations on this debt of approximately $9.9 million. As of September 30, 2004, we had $79.6 million aggregate principal amount of 4.75% convertible subordinated notes due 2007. Our annual debt service obligation on these notes is approximately $3.8 million per year in interest payments. In June 2003, we sold $100.0 million aggregate principal amount of 2.0% senior subordinated convertible debentures due 2023. Our annual debt service obligation on these debentures is approximately $2.0 million per year in interest payments. In May and June 2004, we sold $150.0 million aggregate principal amount of 2.75% senior subordinated convertible notes due 2012. Our annual debt service obligation on these notes is approximately $4.1 million per year in interest payments. We may add additional lease lines to finance capital expenditures and/or may obtain additional long-term debt and lines of credit. If we issue other debt securities in the future, our debt service obligations will increase further.

We intend to fulfill our debt service obligations from our existing cash and investments. In the future, if we are unable to generate cash or raise additional cash through financings sufficient to meet these obligations and need to use existing cash or liquidate investments in order to fund these obligations, we may have to delay or curtail research, development and commercialization programs.

Our indebtedness could have significant additional negative consequences, including, without limitation:

•	requiring the dedication of a portion of our expected cash flow to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including funding our research and development programs and other capital expenditures;

•	increasing our vulnerability to general adverse economic conditions;

•	limiting our ability to obtain additional financing; and

•	placing us at a possible competitive disadvantage to less leveraged competitors and competitors that have better access to capital resources.

The market price of our stock has been and may continue to be highly volatile, and the value of an investment in our common stock may decline.

Within the last 24 months, our common stock has traded between $11.28 and $41.50 per share. The market price of the shares of our common stock has been and may continue to be highly volatile. Announcements and other events may have a significant impact on the market price of our common stock. For example, recent announcements and events related to the FDA’s review of Ranexa have caused significant volatility in the market price of our common stock.

Other announcements and events that can impact the market price of the shares of our common stock include, without limitation:

•	results of our clinical trials and preclinical studies, or those of our corporate partners or our competitors;

•	negative regulatory actions with respect to our potential products or regulatory approvals with respect to our competitors’ new products;

•	achievement of other research or development milestones, such as completion of enrollment of a clinical trial or making a regulatory filing;

•	our operating results;

•	developments in our relationships with corporate partners;

•	developments affecting our corporate partners;

•	government regulations, reimbursement changes and governmental investigations or audits related to us or to our products;

•	changes in regulatory policy or interpretation;

•	developments related to our patents or other proprietary rights or those of our competitors;

•	changes in the ratings of our securities by securities analysts;

•	operating results or other developments below the expectations of public market analysts and investors;

•	market conditions for biopharmaceutical or biotechnology stocks in general; and

•	general economic and market conditions.

In addition, if we fail to reach an important research, development or commercialization milestone or result by a publicly expected deadline, even if by only a small margin, there could be a significant impact on the market price of our common stock. For example, in January 2001, we announced that additional patients would need to be enrolled in one of our pivotal human clinical trials of Ranexa to meet a protocol requirement, thereby delaying completion of enrollment of the trial by a number of months. The price of our common stock decreased significantly after this announcement.

The stock market has from time to time experienced extreme price and volume fluctuations, which have particularly affected the market prices for emerging biotechnology and biopharmaceutical companies, and which have often been unrelated to their operating performance. These broad market fluctuations may adversely affect the market price of our common stock. In addition, sales of substantial amounts of our common stock in the public market could lower the market price of our common stock.

If we sell shares of our common stock in our existing equity line of credit arrangement or in other future financings or similar arrangements, existing common stockholders will experience immediate dilution and, as a result, our stock price may go down.

We have entered into a common stock purchase agreement with Acqua Wellington, pursuant to which we may sell to Acqua Wellington up to $100.0 million of our common stock, or 5,686,324 shares of our common stock, whichever occurs first, at a discount of 3.8% to 5.8%, to be determined based on our market capitalization at the start of the draw-down period, unless we agree with Acqua Wellington to a different discount. Upon each sale of our common stock to Acqua Wellington under the purchase agreement, we have also agreed to pay Reedland Capital Partners, an Institutional Division of Financial West Group, Member NASD/SIPC, a placement fee equal to one fifth of one percent of the aggregate dollar amount of common stock purchased by Acqua Wellington. As a result, our existing common stockholders will experience immediate dilution upon the purchase of any shares of our common stock by

Acqua Wellington. The purchase agreement with Acqua Wellington provides that, at our request, Acqua Wellington will purchase a certain dollar amount of shares, with the exact number of shares to be determined based on the per share market price of our common stock over the draw-down period for such purchase. As a result, if the per share market price of our common stock declines over the draw-down period, Acqua Wellington will receive a greater number of shares for its purchase price, thereby resulting in further dilution to our stockholders and potential downward pressure of the price of our stock.

In addition, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of debt securities, preferred stock or common stock. If we issue common stock or securities convertible into common stock, pursuant to our existing shelf registration statements or otherwise, our common stockholders will experience dilution.

Provisions of Delaware law and in our charter, by-laws and our rights plan may prevent or frustrate any attempt by our stockholders to replace or remove our current management and may make the acquisition of our company by another company more difficult.

In February 1999, our board of directors adopted a stockholder rights plan, which was amended in July 2000 to lower the triggering ownership percentage and increase the exercise price. In addition, in February 1999, our board of directors authorized executive severance benefit agreements for certain executives in the event of a change of control. We entered into such severance agreements with these executives. Subsequently, in November 2002 the board approved additional as well as amended executive severance agreements and a severance plan. Our rights plan and these severance arrangements may delay or prevent a change in our current management team and may render more difficult an unsolicited merger or tender offer.

The following provisions of our Amended and Restated Certificate of Incorporation, as amended, and our by-laws, may have the effects of delaying or preventing a change in our current management and making the acquisition of our company by a third party more difficult:

•	our board of directors is divided into three classes with approximately one third of the directors to be elected each year, necessitating the successful completion of two proxy contests in order for a change in control of the board to be effected;

•	any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing;

•	advance written notice is required for a stockholder to nominate a person for election to the board of directors and for a stockholder to present a proposal at any stockholder meeting; and

•	directors may be removed only for cause by a vote of a majority of the stockholders and vacancies on the board of directors may only be filled by a majority of the directors in office.

In addition, our board of directors has the authority to issue shares of preferred stock without stockholders’ approval, which also could make it more difficult for stockholders to replace or remove our current management and for another company to acquire us. We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law, which could delay a merger, tender offer or proxy contest or make a similar transaction more difficult. In general, the statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

If any or all of our outstanding notes and debentures are converted into shares of our common stock, existing common stockholders will experience immediate dilution and, as a result, our stock price may go down.

Our convertible subordinated notes and senior subordinated convertible debentures are convertible, at the option of the holder, into shares of our common stock at varying conversion prices, subject to the satisfaction of certain conditions. We have reserved shares of our authorized common stock for issuance upon conversion of our outstanding convertible notes and convertible debentures. If any or all of our outstanding notes and debentures are converted into shares of our common stock, our existing stockholders will experience immediate dilution and our common stock price may be subject to downward pressure. If any or all of our notes and debentures are not converted into shares of our common stock before their respective maturity dates, we will have to pay the holders of such notes or debentures the full aggregate principal amount of the notes or debentures, as applicable, then outstanding. Any such payment would have a material adverse effect on our cash position. Alternatively, from time to time we might need to modify the terms of the notes and/or the debentures prior to their maturity in ways that could be dilutive to our stockholders, assuming we can negotiate such modified terms.

PROSPECTUS

$111,308,222

COMMON STOCK

This prospectus will allow us to issue, from time to time in one or more offerings, up to $111,308,222 in the aggregate of our common stock and the rights to acquire our series A junior participating preferred stock that are attached to and trade with the common stock. This means:

-	we will provide a prospectus supplement each time we issue common stock;

-	the prospectus supplement will inform you about the specific terms of that offering and may also add, update or change information contained in this document; and

-	you should read this prospectus and any prospectus supplement carefully before you invest.

See “ Risk Factors” beginning on Page 1 for a discussion of material risks that you should consider before you invest in our securities being sold with this prospectus.

Our common stock is traded on the Nasdaq National Market under the symbol “CVTX.” On August 21, 2003 the reported last sale price for our common stock on the Nasdaq National Market was $25.00 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 29, 2003.

We have not authorized any dealer, salesperson or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or any accompanying prospectus supplement as if we had authorized it. This prospectus and any accompanying prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor does this prospectus and any accompanying prospectus supplement constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus and any accompanying prospectus supplement is correct on any date after their respective dates, even though this prospectus or any prospectus supplement is delivered or securities are sold on a later date.

RISK FACTORS

Before you decide whether to purchase any of our securities, in addition to the other information in this prospectus, you should carefully consider the risk factors set forth under the heading “Risk Factors” in the section entitled “Item 1—Business” in our most recent Annual Report on Form 10-K and our most recent Quarterly Report on Form 10-Q, which are incorporated by reference into this prospectus, as the same may be updated from time to time by our future filings under the Securities Exchange Act. For more information, see the section entitled “Incorporation by Reference.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the accompanying prospectus supplement include or incorporate by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or our future clinical or product development or financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of those terms and other comparable terminology.

These statements reflect only management’s current expectations. Important factors that could cause actual results to differ materially from the forward-looking statements we make or incorporate by reference in this prospectus and the accompanying prospectus supplement are set forth under the heading “Risk Factors” in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our most recent Annual Report on Form 10-K and our most recent Quarterly Report on Form 10-Q, as may be updated from time to time by our future filings under the Securities Exchange Act, and elsewhere in the documents incorporated by reference in this prospectus and the accompanying prospectus supplement. If one or more of these risks or uncertainties materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

AVAILABLE INFORMATION

We are subject to the information requirements of the Securities Exchange Act and we therefore file periodic reports, proxy statements and other information with the Securities and Exchange Commission relating to our business, financial statements and other matters. The reports, proxy statements and other information we file may be inspected and copied at prescribed rates at the Securities and Exchange Commission’s Public Reference Room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Securities and Exchange Commission’s Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet site that contains reports, proxy statements and other information regarding issuers like us that file electronically with the Securities and Exchange Commission. The address of the Securities and Exchange Commission’s Internet site is http://www.sec.gov.

This prospectus constitutes part of a registration statement on Form S-3 filed under the Securities Act with respect to the securities. As permitted by the Securities and Exchange Commission’s rules, this prospectus omits some of the information, exhibits and undertakings included in the registration statement. You may read and copy the information omitted from this prospectus but contained in the registration statement, as well as the periodic reports and other information we file with the Securities and Exchange Commission, at the public reference facilities maintained by the Securities and Exchange Commission in Washington, D.C. and San Francisco, California.

Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance we refer you to the copy of the contract or document filed as an exhibit to the registration statement or as an exhibit to our Securities Exchange Act filings, each such statement being qualified in all respects by such reference.

THE COMPANY

CV Therapeutics was incorporated in Delaware in December 1990, and in June 1992 we changed our name to CV Therapeutics, Inc. We are a biopharmaceutical company engaged in the discovery, development and commercialization of novel, small molecule drugs for the treatment of cardiovascular diseases.

Our executive offices are located at 3172 Porter Drive, Palo Alto, California 94304, and our telephone number is (650) 384-8500. CV Therapeutics®, CVT®, CV Therapeutics logo™ and Ranexa™ are our trademarks. All other service marks and all brand names or trademarks appearing in this prospectus are the property of their respective holders.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 85,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. As of August 15, 2003, there were 28,459,078 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

The holders of common stock are entitled to one vote per share on all matters to be voted on by stockholders, including the election of directors. Stockholders are not entitled to cumulative voting rights. The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors, in its discretion, from funds legally available therefor and subject to prior dividend rights of holders of any shares of preferred stock which may be outstanding. Upon our liquidation, dissolution or winding up, subject to prior liquidation rights of the holders of preferred stock, the holders of common stock are entitled to receive on a pro rata basis our remaining assets available for distribution. Holders of common stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. Attached to and trading with each share of common stock are the rights to acquire our series A junior participating preferred stock pursuant to our First Amended and Restated Rights Agreement dated as of July 19, 2000. Each share of common stock carries with it one right to purchase 1/100th of a share of our series A junior participating preferred stock.

Preferred Stock

Of the 5,000,000 shares of preferred stock that we are authorized to issue, 300,000 shares are designated series A junior participating preferred stock and are reserved for issuance pursuant to our Rights Agreement. Our board of directors is authorized without further stockholder action to provide for the issuance of up to 5,000,000 shares of our preferred stock, in one or more series, with such voting powers, full or limited, and with such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated in the resolution or resolutions providing for the issue of a series of such stock adopted, at any time or from time to time, by our board of directors. The rights of the holders of each series of the preferred stock will be subordinate to those of our general creditors.

USE OF PROCEEDS

Except as otherwise provided in the applicable prospectus supplement, we will use the net proceeds from the sale of the securities for general corporate purposes, which may include funding research, development and product manufacturing, development of clinical trials, preparation and filing of new drug applications, product commercialization, increasing our working capital, reducing indebtedness, acquisitions or investments in businesses, products or technologies that are complementary to our own, and capital expenditures. Pending the application of the net proceeds, we expect to invest the proceeds in investment-grade, interest-bearing securities.

PLAN OF DISTRIBUTION

General

We may sell the securities from time to time pursuant to underwritten public offerings, negotiated transactions, block trades or a combination of these methods. The securities also may be sold pursuant to what is known as an equity line of credit, as described below under the heading “Equity Line of Credit.” We may sell the securities (1) through underwriters or dealers, (2) through agents, and/or (3) directly to one or more purchasers. We may distribute the securities from time to time in one or more transactions at:

•	a fixed price or prices, which may be changed;

•	market prices prevailing at the time of sale;

•	prices related to the prevailing market prices; or

•	negotiated prices.

We may solicit directly offers to purchase the securities being offered by this prospectus. We may also designate agents to solicit offers to purchase the securities from time to time. We will name in a prospectus supplement any agent involved in the offer or sale of our securities.

If we utilize a dealer in the sale of the securities being offered by this prospectus, we will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale.

If we utilize an underwriter in the sale of the securities being offered by this prospectus, we will execute an underwriting agreement with the underwriter at the time of sale and we will provide the name of any underwriter in the prospectus supplement which the underwriter will use to make resales of the securities to the public. In connection with the sale of the securities, we, or the purchasers of securities for whom the underwriter may act as agent, may compensate the underwriter in the form of underwriting discounts or commissions. The underwriter may sell the securities to or through dealers, and the underwriter may compensate those dealers in the form of discounts, concessions or commissions.

In the event we enter into an agreement regarding an equity line of credit, other than as described below, which contemplates an at the market equity offering, we will file a post-effective amendment to this registration statement that identifies the underwriter(s) in that at the market equity offering.

With respect to underwritten public offerings, negotiated transactions and block trades, we will provide in the applicable prospectus supplement any compensation we pay to underwriters, dealers or agents in connection with the offering of the securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters within the meaning of the Securities Act of 1933, as amended, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions. We may enter into agreements to indemnify underwriters, dealers and agents against civil liabilities, including liabilities under the Securities Act, or to contribute to payments they may be required to make in respect thereof.

Shares of common stock sold pursuant to the registration statement of which this prospectus is a part will be authorized for quotation and trading on the Nasdaq National Market. Other securities may or may not be listed on the Nasdaq National Market or a national securities exchange. To facilitate the offering of securities, other than securities offered in an at-the-market offering, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. This may include over-allotments or short sales of the securities, which involve the sale by persons participating in the offering of more securities than we sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option. In addition, these persons may stabilize or maintain the price of the securities by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

The underwriters, dealers and agents may engage in other transactions with us, or perform other services for us, in the ordinary course of their business.

Equity Line of Credit

On July 3, 2003 we entered into what is sometimes termed an equity line of credit arrangement with Acqua Wellington North American Equities Fund, Ltd. Specifically, we entered into a common stock purchase agreement with Acqua Wellington, which provides that Acqua Wellington is committed to purchase up to $100,000,000 of our common stock, or the number of shares which is one less than twenty percent (20.0%) of the issued and outstanding shares of our common stock as of July 3, 2003, whichever occurs first, over the 28-month term of the purchase agreement. We have incorporated the purchase agreement by reference as an exhibit to the registration statement of which this prospectus is a part. The total amount of securities available under the purchase agreement does not exceed 10% of the aggregate market value of our outstanding common stock that was held by non-affiliates within sixty days prior to the filing of post-effective amendment number 1 to the registration statement of which this prospectus is a part. From time to time ending on November 3, 2005 and at our sole discretion, we may present Acqua Wellington with draw down notices constituting offers to purchase our common stock over 18 consecutive trading days or such other period mutually agreed upon by us and Acqua Wellington. Under the purchase agreement, we are able to present Acqua Wellington with up to 24 draw down notices during the term of the agreement, with a minimum of five trading days required between each draw down period, in each case unless otherwise mutually agreed upon between us and Acqua Wellington. Only one draw down shall be allowed in each draw down pricing period, unless otherwise mutually agreed upon between us and Acqua Wellington.

Once presented with a draw down notice, Acqua Wellington is required to purchase a pro rata portion of the shares on each trading day during the trading period on which the daily volume weighted average price for our common stock exceeds a threshold price for such draw down determined by us and set forth in the draw down notice. The per share purchase price for these shares equals the daily volume weighted average price of our common stock on each date during the draw down period on which shares are purchased, less a discount ranging from 3.8% to 5.8%, based on our market capitalization on the trading day preceding each draw down pricing period, unless we agree with Acqua Wellington to a different discount. If the daily volume weighted average price of our common stock falls below the threshold price on any trading day during a draw down period, the purchase agreement provides that Acqua Wellington will not be required to purchase the pro-rata portion of shares of common stock allocated to that day. However, at its election, Acqua Wellington could buy the pro-rata portion of shares allocated to that day at the threshold price less the discount described above.

The purchase agreement also provides that from time to time and at our sole discretion we may grant Acqua Wellington the right to exercise one or more call options to purchase additional shares of our common stock during each draw down pricing period for the amount that we specify; provided, however, that unless otherwise mutually agreed upon between us and Acqua Wellington: (1) each such amount that we specify must be for a minimum of $50,000, (2) the aggregate of all such amounts that we specify during a draw down pricing period may not exceed $8,000,000 and (3) the amount of proceeds we receive by a call option on any given trading day in a draw down pricing period may not exceed $1,000,000. Upon Acqua Wellington’s exercise of the call option, we will issue and sell the shares of our common stock subject to the call option at a price equal to the greater of the daily volume weighted average price of our common stock on the day Acqua Wellington notifies us of its election to exercise its call option or the threshold price for the call option determined by us and set forth in the draw down notice, less a discount ranging from 3.8% to 5.8%, based on our market capitalization on the trading day preceding each draw down pricing period, unless we agree with Acqua Wellington to a different discount.

In addition to our issuance of shares of common stock to Acqua Wellington pursuant to the purchase agreement, this prospectus also covers the sale of those shares from time to time by Acqua Wellington to the public. Acqua Wellington is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.

Acqua Wellington has informed us that unless it notifies us that it will use a different broker-dealer and we have filed an amendment to the registration statement of which this prospectus is a part to that effect, it will use Carlin Equities Corp. as the broker-dealer to effectuate all sales, if any, of common stock that it may purchase from us pursuant to the purchase agreement. Such sales will be made on the Nasdaq National Market at prices and at terms then prevailing or at prices related to the then current market price. Carlin Equities Corp. is an underwriter within the meaning of Section 2(a)(11) of the Securities Act. Acqua Wellington has informed us that Carlin Equities Corp., which is not an affiliate of Acqua Wellington, will receive commissions from Acqua Wellington which will not exceed customary brokerage commissions. Acqua Wellington also will pay other expenses associated with the sale of the common stock it acquires pursuant to the purchase agreement.

The shares of common stock may be sold in one or more of the following manners:

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers; or

•	a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction.

Acqua Wellington has agreed that prior to, during the term of and for a period of three months after the termination of the purchase agreement, neither Acqua Wellington nor any of its affiliates will, directly or indirectly, sell any of our securities except the shares that it owns or has the right to purchase pursuant to the provisions of a draw down notice. Acqua Wellington has agreed that during the periods listed above it will not enter into a short position with respect to shares of our common stock except that Acqua Wellington may sell shares that it is obligated to purchase under a pending draw down notice but has not yet taken possession of so long as Acqua Wellington covers any such sales with the shares purchased pursuant to such draw down notice. Acqua Wellington has further agreed that during the periods listed above it will not grant any option to purchase or acquire any right to dispose or otherwise dispose for value of any shares of our common stock or any securities convertible into, or exchangeable for, or warrants to purchase, any shares of our common stock, or enter into any swap, hedge or other agreement that transfers, in whole or in part, the economic risk of ownership of our common stock, except for the sales permitted by the prior two sentences. Acqua Wellington also has agreed that its sales of our common stock on any trading day will not represent more than 20% of the total trading volume of our common stock for that trading day.

In addition, Acqua Wellington and Carlin Equities Corp. will be subject to liability under the federal securities laws and must comply with the requirements of the Securities Act and the Securities Exchange Act of 1934, as amended, including without limitation, Rule 415(a)(4) under the Securities Act and Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of shares of common stock by Acqua Wellington or Carlin Equities Corp. Under these rules and regulations, Acqua Wellington and Carlin Equities Corp.:

•	may not engage in any stabilization activity in connection with our securities;

•	must furnish each broker which offers shares of our common stock covered by this prospectus with the number of copies of this prospectus and any prospectus supplement which are required by each broker; and

•	may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Exchange Act.

These restrictions may affect the marketability of the shares of common stock by Acqua Wellington and Carlin Equities Corp.

We have agreed to indemnify and hold harmless Acqua Wellington, Carlin Equities Corp. and each person who controls Acqua Wellington or Carlin Equities Corp. against certain liabilities, including liabilities under the Securities Act, which may be based upon, among other things, any untrue statement or alleged untrue statement of a material fact contained in or incorporated by referenced in the registration statement of which this prospectus is a part, or any omission or alleged omission to state in the registration statement or any document incorporated by reference in the registration statement, a material fact required to be stated therein or necessary to make the statements therein not misleading, unless made or omitted in reliance upon written information provided to us by Acqua Wellington or Carlin Equities Corp. We have agreed to pay up to fifty thousand dollars ($50,000) of Acqua Wellington’s reasonable attorneys’ fees and expenses (exclusive of disbursements and out-of-pocket expenses) incurred by Acqua Wellington in connection with the preparation, negotiation, execution and delivery of the purchase agreement. We have also agreed to pay all reasonable fees and expenses incurred by Acqua Wellington in connection with any amendments, modifications or waivers of the purchase agreement. Further, we have agreed that if we issue a draw down notice and fail to deliver the shares to Acqua Wellington on the applicable settlement date, and such failure continues for ten trading days, we will pay Acqua Wellington liquidated damages in cash or restricted shares of our common stock, at the option of Acqua Wellington.

Acqua Wellington has agreed to indemnify and hold harmless us and each of our directors, officers and persons who control us against certain liabilities, including liabilities under the Securities Act, which may be based upon, among other things, an untrue statement, alleged untrue statement, omission or alleged omission, included in this prospectus or any prospectus supplement or any amendment or supplement to this prospectus or any prospectus supplement in reliance upon, and in conformity with, written information furnished by Acqua Wellington to us for inclusion in such prospectus or prospectus supplement, or any omission or alleged omission to state in this prospectus or any prospectus supplement or any amendment or supplement to this prospectus or any prospectus supplement a material fact required to be stated therein or necessary to make the statements therein not misleading, to the extent, but only to the extent, the untrue statement, alleged untrue statement, omission or alleged omission was made in reliance upon, and in conformity with, written information provided to us by Acqua Wellington.

Upon each sale of our common stock to Acqua Wellington under the purchase agreement, we have also agreed to pay Alder Creek Capital, L.L.C., Member NASD/SIPC, a placement fee equal to one fifth of one percent of the aggregate dollar amount of common stock purchased by Acqua Wellington. We have agreed to indemnify and hold harmless Alder Creek Capital against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters with respect to the shares of our common stock offered pursuant to this registration statement will be passed upon for us by Latham & Watkins LLP, San Francisco, California. Certain legal matters will be passed upon for any agents or underwriters by counsel for such agents or underwriters identified in the applicable prospectus supplement.

EXPERTS

Ernst & Young LLP, independent auditors have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

INCORPORATION BY REFERENCE

We have elected to “incorporate by reference” certain information into this prospectus and the accompanying prospectus supplement. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed separately with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. This prospectus and the accompanying prospectus supplement incorporate by reference the documents set forth below that we have previously filed with the Securities and Exchange Commission:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2002, including information specifically incorporated by reference into our Form 10-K from our definitive proxy statement for our 2003 Annual Meeting of Stockholders;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2003;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003;

•	Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 3, 2003;

•	Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 21, 2003;

•	Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 31, 2003;

•	Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 19, 2003;

•	Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 5, 2003;

•	Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 18, 2003;

•	Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 24, 2003;

•	Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 1, 2003;

•	Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 8, 2003;

•	Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 16, 2003;

•	Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 16, 2003;

•	Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 13, 2003;

•	Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 3, 2003;

•	Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 8, 2003;

•	Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 11, 2003;

•	Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 17, 2003;

•	Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 4, 2003;

•	Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 11, 2003; and

•	the description of our common stock contained in our Registration Statement on Form 8-A (File No. 000-21643), filed with the Securities and Exchange Commission on October 30, 1996.

We are also incorporating by reference all other reports that we file with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act between the date of this prospectus and the termination of the offering.

To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write to CV Therapeutics, Inc., Attention: Investor Relations, 3172 Porter Drive, Palo Alto, California 94304 (telephone (650) 384-8500). The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.